Exhibit 12.01
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in millions)
Earnings (loss) from continuing operations before income taxes	$561	$880	$1,042	$868	$698
Fixed charges	188	141	103	127	139
Portion of fixed charges included in income tax provision	(4)	(4)
Capitalized interest adjustment	(1)	2	3	5	5
Share of distributed income in affiliates	20	(11)	(10)	(15)	(6)

Earnings	$764	$1,008	$1,138	$985	$836

Ratio of earnings to fixed charges	4.1	7.1	11.0	7.8	6.0

Note:	Earnings consist of earnings before income taxes and fixed charges after eliminating share of distributed income in affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus the interest portion of rent expense.

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